Exhibit 28.1



                                             FOR IMMEDIATE RELEASE
                                             MARCH 26, 2003
                                             FOR ADDITIONAL INFORMATION
                                             CONTACT:  RANDY J. SIZEMORE
                                                       SENIOR VICE PRESIDENT/CFO
                                                       (260) 358-4680



                         NORTHEAST INDIANA BANCORP, INC.
                       ANNOUNCES STOCK REPURCHASE PROGRAM

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (the "Company") announced its intention today to repurchase up to 5.00% or 74,195 shares of its current outstanding shares in the open market over the next twelve months. These shares will be purchased at prevailing market prices and may include odd lot purchases over the twelve month period depending upon market conditions. The Company currently has 1,483,909 shares outstanding.

Stephen E. Zahn, President of the Company, indicated that the Board of Directors approved the repurchase program in view of the current price level of the Company's common stock and the strong capital position of the Company's subsidiary, First Federal Savings Bank. Mr. Zahn stated that "we continue to be of the opinion that the repurchase of our shares represents an attractive investment opportunity which will benefit the Company and our stockholders. The repurchased shares will become treasury shares and will be used for general corporate purposes, including the issuance of shares in connection with grants and awards under the Company's stock based benefit plans."

The book value of the Company's stock was $17.74 per common share as of December 31, 2002. The last reported trade of the Company's stock on March 25, 2003 was $15.10 per common share.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The Company offers a full array of banking, trust and financial brokerage services to its customers through three full service branches located in Huntington, Indiana. The Company is traded on The NASDAQ Stock Market under the symbol "NEIB".